UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

First Mid-Illinois Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $4.00 per share

(Title of Class of Securities)

320866106

(CUSIP Number)

Elizabeth L. Celio,  c/o SKL Investment Group  121 S. 17th Street  Mattoon,  Illinois  61938  Phone : 217-235-4410

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Celio Elizabeth L

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
426,114 Shares

	8	SHARED VOTING POWER
0 Shares

	9	SOLE DISPOSITIVE POWER
426,114 Shares

	10	SHARED DISPOSITIVE POWER
0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
426,114 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 1421 Charleston Avenue, Mattoon, Illinois 61938.

Item 2.	Identity and Background

(a)	This statement is being filed by Elizabeth L. Celio individually and as more particularly described in Item 5 below.

(b)	Ms. Celio's business address is SKL Investment Group, LLC, 121 South 17th Street, Mattoon, Illinois 61938.

(c)	Ms. Celio's principal occupation is an investor.

(d)	During the last five years, Ms. Celio has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Ms. Celio has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Celio is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Ms. Celio is reporting beneficial ownership of (i) 277,461 shares of Common Stock held individually (ii) 25,439 shares obtainable through the conversion of 110 shares of Series B 9% Non-Cumulative Perpetual Convertible Preferred Stock of the Company (the "Series B Preferred Stock") held individually and (iii) 123,214 shares obtainable through the conversion of 500 shares of Series C 8% Non-Cumulative Perpetual Convertible Preferred Stock of the company (the "Series C Preferred Stock") that have been acquired by Ms. Celio individually. No borrowed funds were used to acquire any of the above listed stock.

Item 4.	Purpose of Transaction

Purchases of shares of Common Stock by Ms. Celio have been for investment purposes. Ms. Celio may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Ms. Celio has no present intention to sell any shares, she could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by her.

Except as set forth above, Ms. Celio does not have any plan or proposal which relates to any of the following matters.

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d)	Any change in the present board of directors or management of the issuer, including any plans or porposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)	Any material change in the present capitalization or dividend policy of the issuer.

(f)	Any other material change in the issuer's business or corporate structure.

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
Ms. Celio beneficially owns (i) 277,461 shares held individually (ii)25,439 shares obtainable through the conversion of 110 shares of Series B Preferred Stock of the Company, held individually and (iii) 123,214 shares obtainable through the conversion of 500 shares of Series C Preferred Stock of the Company, held individually. Ms. Celio's total beneficial ownership amounts to 426,114 shares of Common stock, or 6.9% of the outstanding shares.

(b)	Ms. Celio holds sole voting and investment power over the the above shares of Common Stock.

(c)	During the past 60 days, Ms. Celio has effected no transactions in the Common Stock other than the following:

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
June 28, 2012	Purchased 500 shares of Series C Preferred Stock of the Company which are convertible into 123,214 shares of Common Stock. The purchase was consummated in a private placement offering of the Company's Series C Preferred Stock.
The price per share of the Series C Preferred Stock was $5,000.

(d)
Other than the entities described in sub-items (a) & (b) above, to the knowledge of Ms. Celio, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock benficially owned by Ms. Celio.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships 9legal or otherwise) between Ms. Celio and any person with respect to any securities of the issuer.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 06, 2012	By:	/s/ Elizabeth L. Celio
Elizabeth L. Celio

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)